575 Madison Avenue
New York, NY 10022-2585
212.940.8800 tel
212.940.8776 fax

Peter J. Shea
June 13, 2011	peter.shea@kattenlaw.com
212-940-6447 direct
212 894-5724 fax
VIA EDGAR
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Form N-1A Filing for Precidian ETFs Trust (f/k/a NEXT ETFs Trust) Registration Nos.: 811-22524; 333-171987
Dear Ladies and Gentlemen:
     On behalf of our client, Precidian ETFs Trust (f/k/a NEXT ETFs Trust, the “Trust”), we are filing with this correspondence Pre-Effective Amendment No. 1 (the “Amendment”) to the registration statement on Form N-1A (the “Registration Statement”) concerning the registration of the Trust and the shares of the MAXIS Nikkei 225 Index Fund, which is a series of the Trust (the “Fund”), under the Securities Act of 1933 and the Investment Company Act of 1940 (the “1940 Act”). Blacklined copies of the Amendment that have been marked to show changes to the initial filing of the Registration Statement are being sent to the Commission’s Staff under separate cover. Capitalized terms used but not defined herein are used with the meanings given to them in the Amendment.
     With respect to the Staff’s comment letter dated March 2, 2011 by Ms. Mary A. Cole, we offer the following responses (the headings and italicized comments below corresponding to the headings and comments in such comment letter with the numbered responses corresponding to the comment numbers of the comment letter):

Securities and Exchange Commission
June 13, 2011

Prospectus
General
1. Please confirm to the staff in your response letter that the disclosure in the registration statement is consistent with the Trust’s exemptive application, filed in order to operate as an ETF.
     The disclosure in the Registration Statement is consistent with the Trust’s application for exemptive relief, as amended, that has been filed with the Commission seeking an order by the Commission to allow the Fund to operate as an ETF in accordance with the Investment Company Act of 1940 (“ETF Order”).
Cover Page
2. Please delete the CUSIP number from this page.
     The requested deletion has been made.
Table of Contents
3. Delete the index information immediately following the Table of Contents.
     The requested deletion has been made.
Example
4. Please delete the phrase “which include brokerage commissions” from the second sentence of the second paragraph.
     The requested deletion has been made.
Principal Investment Strategies
5. Please begin this section with the sentence that currently ends the section. In addition, revise this sentence to replace “generally” with “under normal circumstances.”
     The requested revisions have been made.
6. Please explain the reference to the “first section” of the Tokyo Stock Exchange in the first paragraph of this section.
     The requested explanation has been provided.

Securities and Exchange Commission
June 13, 2011

Principal Risks of Investing in the Fund
7. Delete the cross reference in the first paragraph of this section.
     The requested deletion has been made.
8. Please add a paragraph describing risks associated with ETFs, e.g., non-redeemability, trading issues, and fluctuating prices.
     The requested risk disclosure has been added.
Portfolio Managers
9. Delete the references to length of service with the sub-advisor and replace them with the dates on which the portfolio managers began managing the Fund.
     The requested revisions have been made.
Financial Intermediary Compensation
10. Please conform the disclosure in this section to the language of Item 8 of Form N-1A.
     The requested conforming revisions have been made.
Overview
11. Please conform the last sentence of the first paragraph to the language describing the Fund’s investment objective in the summary.
     The requested revision has been made.
12. Please revise the disclosure in the last paragraph in this section to remove the conjecture about the sub-advisor. State that NTI is the sub-advisor to the Fund.
     The requested revision has been made.
Additional Risks
13. Derivatives Risk—Please describe the particular types of derivatives in which the Fund may invest and describe the risks associated with each type. In addition, add counterparty risk for the swaps transactions. See Letter dated July 30, 2010, from Barry Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management to the Investment Company Institute.

Securities and Exchange Commission
June 13, 2011

     This risk factor has been expanded to describe the particular types of derivative in which the Fund may invest, the risks associated with each type and swap counterparty risk.
Privacy Policy
14. Delete the first sentence of this section.
     The requested deletion has been made.
Statement of Additional Information
15. Board of Trustees and Officers—Confirm that the chart includes other directorships held by the trustees for the past five years.
     The chart includes other directorships held by the trustees for the past five years. Clarification with respect to this has been added to the appropriate column heading.
16. Proxy Voting Policies and Procedures—This section refers to Appendix A, which appears to be missing. Please confirm that Appendix A will be submitted with the next amendment.
     The Amendment contains the Trust’s Proxy Voting Policies and Procedures as an Appendix to the SAI.
17. Redemption Transaction Fee—Please confirm that the fixed and variable fees together will not exceed 2%.
     The Redemption Transaction Fee will not exceed 2%. The fixed redemption transaction fee is $4,000 per redemption order. The disclosure has been corrected to reflect that there will be no variable component to the redemption fee. Each Creation Unit of the Fund will be 500,000 shares that, upon commencement of Fund operations, will have an aggregate value of $7.5 million (based on an initial share price of $15 per share). Consequently, the fixed Redemption Transaction Fee will be about 0.053% of the value of a single Creation Unit at commencement of operations and is not expected to become a meaningful fee rate in the future.
     A form of the Trust’s Authorized Participant Agreement together with all other executed and finalized exhibits are being filed with the Amendment.
     Where we have responded to a comment concerning one location, we have made corresponding changes also concerning similar disclosure appearing elsewhere in the Registration Statement.

Securities and Exchange Commission
June 13, 2011

     Please be advised that the Trust is not seeking acceleration of the effectiveness of the Registration Statement at this time but will do so as soon as practicable after the ETF Order is issued.
     Please do not hesitate to contact me at (212) 940-6447 or, in my absence, Gregory Xethalis at (212) 940-8587 if you have any questions or comments with respect to the foregoing responses or to the Amendment.

Very truly yours,
/s/ Peter J. Shea
Peter J. Shea

cc (w/enclosures):	Ms. Mary A. Cole, Senior Counsel Mr. Mark Criscitello Mr. Daniel J. McCabe Mr. Brent Arvidson Mr. Gregory Xethalis